

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Christopher Martin
Chief Executive Officer
ADC Therapeutics SA
Biopôle, Route de la Corniche 3B
1066 Epalinges
Switzerland

> **Re: ADC Therapeutics SA**
> **Draft Registration Statement on Form F-1**
> **Submitted September 11, 2020**
> **CIK No. 0001771910**

Dear Mr. Martin:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yasin Keshvargar